Filed Pursuant to Rule 424(b)(3)

Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED MAY 24, 2021

TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to update the suitability standards for prospective investors from Missouri; and

•	to update our form of subscription agreement.

Missouri Suitability Standards

The following Missouri-specific suitability standard is hereby added to page i of the Prospectus.

“Missouri Investors. Purchasers residing in Missouri must limit their investment in this offering to 10% of their liquid net worth.”

Subscription Agreement

The Form of Subscription Agreement included in Appendix C of the Prospectus is hereby amended and replaced with the Form of Subscription Agreement attached to this Supplement as Exhibit A.

EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

Real Estate Income Trust Inc.	Subscription Agreement Investor Services 833.834.4924

Please read carefully the Prospectus (as amended, restated or supplemented, including all appendixes and exhibits thereto, the “Prospectus”) regarding the public offering of Class T shares, Class S shares, Class D shares, Class I shares and Class E shares of common stock (the “Shares”) of Invesco Real Estate Income Trust Inc. (the “Company”), before deciding to complete and sign this subscription agreement.

A – INVESTMENT

1. Total Invested:	$	☐ INITIAL INVESTMENT
	Minimum initial investment (See Section A-2 below)	☐ ADDITIONAL INVESTMENT TO ACCOUNT #
Minimum additional investment is $500

2.    Share Class Election:

☐   Class T: Minimum initial investment is $2,500

☐   Class S: Minimum initial investment is $2,500

☐   Class D: Minimum initial investment is $2,500; available for certain fee-based programs and other eligible investors as disclosed in the Prospectus

☐   Class I: Minimum initial investment is $1,000,000 (unless waived); available for certain fee-based programs, certain institutional investors and other eligible investors as disclosed in the Prospectus

☐   Class E: Minimum initial investment is $2,500; available for certain personnel of the Company or Invesco Advisers, Inc. and Other Invesco Accounts as disclosed in the Prospectus

3. Method of Payment:
☐ By mail Attach a check to this agreement.* Make all checks payable to: INVESCO REAL ESTATE INCOME TRUST INC.
☐ By wire Name: DST AS AGENT FOR INVESCO REAL ESTATE INCOME TRUST INC.
Bank Name: UMB BANK
ABA:
DDA:
☐ Broker-dealer/Financial advisor will make payment on your behalf
* Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third-party checks, or travelers checks are not accepted.

4. Relationship:Are you an employee or affiliate of Invesco Ltd., an officer or director (or an Immediate Family Member[1] of an officer or director) of the Company? (Required)
☐ Invesco Ltd. employee ☐ Company officer or director ☐ Not applicable ☐ Invesco Ltd. affiliate ☐ Immediate Family Member of Company officer or director

B – TYPE OF OWNERSHIP (Complete Section B-1 or B-2)

1. NON-CUSTODIAL ACCOUNT TYPE	2. CUSTODIAL ACCOUNT TYPE
☐ Individual Ownership	Checks should be made payable to the Custodian and sent along with the completed and executed subscription agreement to the Custodian.

☐ Transfer on Death (Complete Section D)	☐ Traditional IRA

☐ Joint Tenants with Rights of Survivorship*	☐ Beneficiary IRA

☐ Transfer on Death (Complete Section D)	Decedent Name

☐ Tenants in Common*	Date of Death

[1]

“Immediate Family Member” means the child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, or mother-, father-, son-, daughter-, brother-, or sister-in-law of an officer or director, and includes adoptive relationships.

1. NON-CUSTODIAL ACCOUNT TYPE	2. CUSTODIAL ACCOUNT TYPE

☐ Tenants by Entirety*	☐ Roth IRA

☐ Community Property*	☐ SEP IRA

☐ Trust (Include Trust Certification or Trust Documents)	☐ Pension or PSP (Plan Documents Required)

☐ Revocable ☐ Irrevocable	☐ Other

☐ UTMA/UGMA
State of	Custodian Information (To be completed by Custodian)

☐ Corporate Ownership (Corporate Resolution Required)	Custodian Name

☐ C-Corp ☐ S-Corp	Custodian Address

Will default to S-Corp if nothing is marked

☐ LLC or Partnership Ownership (LLC or Partnership Agreement Required)	Custodian Tax ID #

Other	Custodian Account #

*All Parties Must Sign	Custodian Telephone #

C – INVESTOR INFORMATION

1.	INVESTOR/BENEFICIAL OWNER

Investor/Trustee/Administrator/UTMA/UGMA Minor’s Name	Date of Birth

First Middle Last	MM/DD/YYYY

2.	Social Security/Tax ID #

3. Citizenship Status (Required) ☐ U.S. Citizen ☐ Resident Alien	☐	Non-Resident Alien *If non-resident alien, investor must submit an original of the appropriate Form W-8 (W-8BEN, W-8ECI, W-8EXP or W-8IMY) in order to make an investment.

4.	CO-INVESTOR/BENEFICIAL OWNER

Co-Investor/Trustee/Administrator/Custodian for Minor’s Name	Date of Birth

First Middle Last	MM/DD/YYYY

5.	Social Security/Tax ID #

6. Citizenship Status (Required) ☐ U.S. Citizen ☐ Resident Alien	☐	Non-Resident Alien *If non-resident alien, investor must submit an original of the appropriate Form W-8 (W-8BEN, W-8ECI, W-8EXP or W-8IMY) in order to make an investment.

7.	If Trust/Pension/PSP or Other Entity, Please Provide Complete Title - See Section B-1 for documentation requirements

Tax ID #                                                      OR Social Security #                                                      Date of Trust/Pension/PSP/Other

Entity Type (Select one, required)

☐    Retirement Plan            ☐    Trust             ☐    S-Corp            ☐     C-Corp            ☐    LLC            ☐     Partnership            ☐    Other

Jurisdiction (if Non-U.S.)                                Exempt payee code (if any)                                   Exemption from FATCA reporting code (if any)

(Attach a completed applicable Form W-8)

8.	Residential Address - Required by Law (No P.O. Boxes)

City                                                                                                            State                                                            Zip

9.	Alternate Mailing Address (P.O. Boxes are Acceptable)

City                                                                                                            State                                                            Zip

10.	Telephone Number ☐ Home ☐ Cell ☐ Work

11.	Email Address

D – TRANSFER ON DEATH (“TOD”)

TOD Beneficiary information, if applicable. Not available for residents of Louisiana. Individual or joint account with rights of survivorship only. Designate whole percentages only, must equal 100%.

First Name	(M)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(M)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(M)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(M)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

E – ELECTRONIC DELIVERY

Subject to availability, you may authorize the Company to provide the Prospectus (including any supplements thereto), reports, proxy statements and other information (collectively, “documents”) electronically by sending the Company instructions in writing in a form acceptable to the Company to receive such documents electronically. By consenting below to electronically receive documents, including your account-specific information, you authorize the Company to either (i) email documents to you directly or (ii) make them available on the Company’s website and notify you by email when and where such documents are available. You must have internet access to use electronic delivery. While the Company imposes no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. You may revoke your consent for electronic delivery at any time and the Company will resume sending you a paper copy of all required documents. However, in order for the Company to be properly notified, your revocation must be given to the Company at a reasonable time before electronic delivery has commenced. The Company will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

☐    Yes, I consent to the electronic delivery of documents. Investor Initials                     Co-Investor Initials

        E-mail Address (Required)

F – DISTRIBUTION OPTIONS

1.

DISTRIBUTION REINVESTMENT PLAN. All stockholders are automatically enrolled in the Company’s distribution reinvestment plan (the “DRIP”) other than residents of Alabama, Idaho, Kansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington or clients of certain participating broker-dealers that do not permit automatic enrollment in the plan. If you do not wish to be enrolled in the DRIP, check the appropriate box below and complete Section F-2 below.

☐	I do not wish to be enrolled in the DRIP. (If selected, complete Section F-2 below)

☐

I am a resident of Alabama, Idaho, Kansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont or Washington, which do not permit automatic enrollment in the DRIP and I do wish to be enrolled in the DRIP.

☐	I am a client of a participating broker-dealer that does not permit automatic enrollment in the DRIP and I do wish to be enrolled in the DRIP.

2.

CASH DISTRIBUTIONS. Select one cash distribution payment option below only if you do not wish to be enrolled in the DRIP. All cash distributions for custodial ownership will be mailed or sent via ACH directly to the custodian of record.

☐	Mail to Residential Address

☐	Mail Distributions to a Third Party

Name of Bank, Brokerage Firm, or Individual

Mailing Address

City                                                                                                       State                                               Zip

Account #

☐	Cash/Direct Deposit

I (we) hereby authorize the Company to deposit distributions from my (our) common stock of the Company into the account at the financial institution indicated below. I (we) further authorize the Company to debit my (our) account noted below in the event that the Company erroneously deposits additional funds to which I am (we are) not entitled, provided that such debit shall not exceed the original amount of the erroneous deposit. In the event that I (we) withdraw funds erroneously deposited into my (our) account before the Company reverses such deposit, I (we) agree that the Company has the right to retain any future distributions to which I am (we are) entitled until the erroneously deposited amounts are recovered by the Company. This authorization is to remain in full force and effect until the Company has received written notice from me (us) as of the termination of this authorization in time to allow reasonable opportunity to act on it, or until the Company has sent me (us) written notice of termination of this authorization.

Name of Financial Institution

Mailing Address

City                                                                                                      State                                               Zip

Routing #                                                                                              Account #

        ☐    Checking (Enclose a VOIDED check)                ☐    Savings (Provide a letter from your bank)

G – INVESTOR(S) ACKNOWLEDGMENTS

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. The Company may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the subscription agreement, you agree to provide this information and confirm that this information is true and correct. If the Company is unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if the Company believes it has identified potentially criminal activity, the Company reserves the right to take action as it deems appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce the Company to accept this subscription, I hereby represent and warrant to the Company as follows:

1.    Required Acknowledgements. All items listed in below must be read and initialed.

	Investor Initials	Co-Investor Initials
(a) I have received a copy of the final Prospectus.

(b)   I/we have (i) a minimum net worth (not including home, home furnishings and automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum gross annual income of at least $70,000.

(c)   In addition to the general suitability requirements described above, I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”

(d) If I am an entity that was formed for the purpose of purchasing Shares, each individual that owns an interest in such entity meets the general suitability requirements described above.
(e) I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.

(f)   I acknowledge that the Shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus.

(g) I am purchasing the Shares for my own account.

(h)   I understand that the transaction price per share at which my investment will be executed will be made available at www.inreit.com, via the Company’s toll-free telephone line at 833-834-4924 and in a prospectus supplement filed with the SEC, available at www.sec.gov.

(i) I understand that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase Shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary, by notifying the transfer agent or directly on the Company’s toll-free, automated telephone line, 833-834-4924.

2.    State-Specific Acknowledgements. Please read and initial each applicable item listed below.

	Investor Initials	Co-Investor Initials
(a) If I am an Alabama resident, my investment in Invesco Real Estate Income Trust Inc. and other affiliated public non-listed REITs may not exceed 10% of my liquid net worth.
(b) If I am a California resident, I may not invest more than 10% of my liquid net worth in Invesco Real Estate Income Trust Inc.

(c)   If I am an Idaho resident, I have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a net worth of $300,000 (excluding the value of my home, furnishings and automobiles). Additionally, my investment in Invesco Real Estate Income Trust Inc. may not exceed 10% of my liquid net worth.

(d)   If I am an Iowa resident, I have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a net worth of $300,000 (excluding the value of my home, furnishings, and automobiles). In addition, my aggregate investment in Invesco Real Estate Income Trust Inc. may not exceed 10% of my liquid net worth.

(e)   If I am a Kansas resident, I acknowledge that it is recommended by the Office of the Kansas Securities Commissioner that I limit my aggregate investment in this offering and other non-traded real estate investment trusts to not more than 10% of my liquid net worth. For these purposes, liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities

(f) If I am a Kentucky resident, I may not invest, in the aggregate, more than 10% of my liquid net worth in Invesco Real Estate Income Trust Inc. or other affiliated public, non-listed REITs.

(g)   If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that my aggregate investment in Invesco Real Estate Income Trust Inc. and similar direct participation investments not exceed 10% of my liquid net worth. For these purposes, liquid net worth is defined as that portion of total net worth that is comprised of cash, cash equivalents and readily marketable securities.

(h) If I am a Massachusetts resident, my investment in Invesco Real Estate Income Trust Inc. and other illiquid direct participation programs may not exceed 10% of my liquid net worth.
(i) If I am a Missouri investor, my investment in Invesco Real Estate Income Trust Inc. may not exceed 10% of my liquid net worth.

(j) If I am a Nebraska resident, I must have either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, I must limit my aggregate investment in Invesco Real Estate Income Trust Inc. and in the securities of other non-publicly traded programs to 10% of my net worth.

(k)   If I am a New Jersey resident, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For purposes of New Jersey’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, an investment in Invesco Real Estate Income Trust Inc., its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth.

(l) If I am a New Jersey resident, New Jersey investors are advised that the Class T, S, and D shares will be subject to upfront selling commissions of up to 3.50% of the transaction price per annum and dealer manager fees and/or stockholder servicing fees of up to 0.85% of the transaction price per annum. These fees will reduce the amount of the purchase price that is available for investment and will cause the per share purchase price to be greater than the estimated value per share that will be reflected on my account statement (by broker dealers reporting a valuation calculated in accordance with NASD Rule 2340(c)(1)(A) relating to net investment valuation guidelines). These fees may also reduce the amount of distributions that are paid with respect to Class T, S, and D shares.

(m) If I am a North Dakota resident, I have a net worth of at least ten times my investment in Invesco Real Estate Income Trust Inc.

(n)   If I am an Ohio resident, my investment in Invesco Real Estate Income Trust Inc., and in any other non-traded investment program may not exceed 10% of my liquid net worth. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities.

(o) If I am an Oregon resident, I may not invest more than 10% of my liquid net worth in Invesco Real Estate Income Trust Inc.
(p) If I am a Pennsylvania resident, I may not invest more than 10% of my net worth in Invesco Real Estate Income Trust Inc.

	Investor Initials	Co-Investor Initials
(q) If I am a Puerto Rico resident, my investment in Invesco Real Estate Income Trust Inc., and other public, non-listed REITs may not exceed 10% of my liquid net worth.
(r) If I am a Tennessee resident, I may not invest more than 10% of my liquid net worth in us.

(s)   If I am a Vermont resident who is not an “accredited investors” as defined in 17 C.F.R. § 230.501, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For purposes of Vermont’s suitability standard, “liquid net worth” is defined as total assets (not including home, home furnishings or automobiles) minus total liabilities.

In the case of sales to fiduciary accounts, the minimum standards above shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker-dealer or other financial intermediary introducing you to the Company, then your Shares will be held in your name on the books of the Company. Invesco Distributors, Inc. (the “Dealer Manager”) will not be deemed to act as your broker of record in connection with any investment in the Company. Please see Section I below.

I declare that the information supplied above is true and correct and may be relied upon by the Company. I acknowledge that the broker-dealer/financial advisor (broker-dealer/financial advisor of record) indicated in Section I of this subscription agreement and its designated clearing agent, if any, will have full access to my account information, including the number of Shares I own, tax information (including the Form 1099) and redemption information. Investors may change the broker-dealer/financial advisor of record at any time by contacting the Company at 833-834-4924.

H – INVESTOR(S) SIGNATURE(S)

I, THE UNDERSIGNED, CERTIFY, under penalties of perjury, (i) that the taxpayer identification number shown on this subscription agreement is true, correct and complete (or I am waiting for a number to be issued), (ii) that I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or distributions, or (c) the IRS has notified me that I am no longer subject to backup withholding, (iii) I am a U.S. citizen or other U.S. person (including a resident alien) and (iv) the FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. See Form W-9 instructions at http://www.irs.gov.

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

BY SIGNING THIS AGREEMENT, YOU ARE NOT WAIVING ANY RIGHTS UNDER THE FEDERAL OR STATE SECURITIES LAWS.

Signature – Investor/Trustee/Administrator/Power of Attorney*	Date MM/DD/YYYY

Print Name – Investor/Trustee/Administrator/Power of Attorney

Signature – Co-Investor/Co-Trustee (If Applicable)	Date MM/DD/YYYY

Print Name – Co-Investor/Co-Trustee		Signature – Custodian

*Must Include Supporting Document(s)

I – BROKER-DEALER – FINANCIAL ADVISOR INFORMATION

BROKER-DEALER DATA - To be completed by selling registered representative of the broker-dealer or RIA representative.

Registered Representative/RIA Name(s)

Mailing Address

City	State	Zip

Telephone	E-mail

Broker-Dealer Name

OR

RIA Firm Name

Broker-Dealer Rep ID # (Required if applicable)

Broker-Dealer Branch # (Required if applicable)

Broker-Dealer/RIA Client Account #

The undersigned registered representative of the broker-dealer or RIA representative confirms that he/she (i) has reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) has discussed such investor’s prospective purchase of Shares with such investor; (iii) has advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) has delivered the Prospectus and related supplements, if any, to such investor; (v) has reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vi) has reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; (vii) understands that the sale of Shares in accordance with the Prospectus is subject to any applicable enhanced standard of conduct, including, but not limited to, the “best interest” standard applicable under Rule 151-1 under the Securities Exchange Act of 1934, as amended; and (viii) has advised such investor that the Shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus. The undersigned registered representative of the broker-dealer or RIA representative further represents and certifies that, in connection with this subscription for Shares, he/she has complied with and has followed all applicable policies and procedures under their firm’s existing Anti-Money Laundering Program and Customer Identification Program.

If you do not have another broker-dealer or other financial intermediary introducing you to the Company, then the account will be held in your name on the books of the Company. You understand the Dealer Manager is not a full-service broker-dealer and it is not holding securities in an account. The Dealer Manager’s primary business is to serve as wholesaler on behalf of its affiliated institutional clients. Accordingly, you understand you are not the Dealer Manager’s customer for any purpose. The Dealer Manager relies upon your representations above, including that you have ensured this subscription follows all applicable policies and procedures under your broker-dealer or RIA firm’s existing Anti-Money Laundering Program and Customer Identification Program. If you do not have another broker-dealer or other financial intermediary introducing you to the Company, then your Shares will be held in your (or your client’s) name on the books of the Company. The Dealer Manager will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you (or your client) want to receive financial advice regarding a prospective investment in the Shares, contact a broker-dealer or other financial intermediary to provide such advice.

Signature – Registered Representative or RIA (Required)	Signature – Broker-Dealer Authorized Signer

Print Name – Registered Representative or RIA	Print Name – Authorized Signer

Signature – Joint Registered Representative (If Applicable)	Print Title

Print Name – Joint Registered Representative

J – MISCELLANEOUS

If investors participating in the DRIP or making subsequent purchases of Shares experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth herein, they are asked to promptly notify the Company and their broker-dealer or other financial intermediary in writing. A broker-dealer or other financial intermediary may notify the Company if an investor participating in the DRIP can no longer make the representations or warranties set forth herein, and the Company may rely on such notification to terminate such investor’s participation in the DRIP.

No sale of Shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived by the Dealer Manager). You will receive a written confirmation of your purchase.

All items on the subscription agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares.

Investor Relations: 833.834.4924